SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

LANCER CORPORATION _______________________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value _______________________________________________________________ (Title of Class of Securities)

514614106 _______________________________________________________________ (CUSIP Number)

June 1, 2001 _______________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514614106	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bedrock Management, L.P. - 75-2783406
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 366,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 366,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%
12		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 514614106	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James C. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 110,000
	6	SHARED VOTING POWER 366,500
	7	SOLE DISPOSITIVE POWER 110,000
	8	SHARED DISPOSITIVE POWER 366,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 514614106	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James F. Gallivan, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,780
	6	SHARED VOTING POWER 366,500
	7	SOLE DISPOSITIVE POWER 10,780
	8	SHARED DISPOSITIVE POWER 366,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,280
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

          This Schedule 13G (the "Schedule 13G") is being filed on behalf of Bedrock Management, L.P., James C. Smith and James F. Gallivan, Jr., relating to shares of common stock of Lancer Croporation (the "Issuer").

Item 1(a)	Name of Issuer.
Lancer Corporation
Item 1(b)	Address of Issuer's Principal Executive Offices.
6655 Lancer Blvd. San Antonio, TX 78219
Item 2(a)	Name of Person Filing.
This statement is filed on behalf of each one of the following persons (collectively, the "Reporting Persons"):
(i) Bedrock Management, L.P., a Texas limited partnership ("Bedrock"), (ii) James C. Smith; and, (iii) James F. Gallivan, Jr.

                        This statement relates to shares that were acquired by Bedrock on behalf of Bedrock Capital, L.P. ("Bedrock Capital") and Pilgrim Partners Fund, Limited ("Pilgrim"). This statement also relates to shares held for the accounts of James C. Smith and James F. Gallivan, Jr.

Item 2(b)	Address of Principal Business Office, or, if none, Residence. 8235 Douglas Avenue Suite 420 Dallas, TX 75225
Item 2(c)	Citizenship or Place of Organization.
Bedrock Management, L.P. is a Texas limited partnership, James C. Smith is a United States citizen; and, James F. Gallivan, Jr. is a United States citizen.
Item 2(d)	Title of Class of Securities.
Common Stock, $0.01 par value
Item 2(e)	CUSIP Number.
514614106
Item 3.	If this statement is filed pursuant to Sections240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4	Ownership.
(a) Amount beneficially owned:
(i) Bedrock Management, L.P. may be deemed the beneficial owner of 366,500 shares. This consists of: (1) 166,000 shares held by Bedrock Capital; and, (2) 200,500 shares held by Pilgrim.
(ii)

James C. Smith may be deemed the beneficial owner of 476,500 shares. This consists of: (1) 166,000 shares held by Bedrock Capital, (2) 200,500 shares held by Pilgrim; and, (3) 110,000 shares held for his personal account.

(iii)

James F. Gallivan, Jr. may be deemed the beneficial owner of 377,280 shares. This consists of: (1) 166,000 shares held by Bedrock Capital, (2) 200,500 shares held by Pilgrim; and, (3) 10,780 shares held for his personal account.

(b) Percent of class:
(i) The number of shares of which Bedrock Management, L.P. may be deemed to be the beneficial owner of constitutes approximately 4.0% of the total number of shares outstanding.
(ii) The number of shares of which James C. Smith may be deemed to be the beneficial owner of constitutes approximately 5.2% of the total number of shares outstanding.
(iii) The number of shares of which James F. Gallivan, Jr. may be deemed to be the beneficial owner of constitutes approximately 4.1% of the total number of shares outstanding.
(c) Number of shares as to which the person has:
Bedrock Management, L.P.
(i) Sole power to vote or to direct the vote: 366,500
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 366,500
(iv) Shared power to dispose or to direct the disposition of: 0
James C. Smith
(i) Sole power to vote or to direct the vote: 110,000
(ii) Shared power to vote or to direct the vote: 366,500
(iii) Sole power to dispose or to direct the disposition of: 110,000
(iv) Shared power to dispose or to direct the disposition of: 366,500
James F. Gallivan, Jr.
(i) Sole power to vote or to direct the vote: 10,780
(ii) Shared power to vote or to direct the vote: 366,500
(iii) Sole power to dispose or to direct the disposition of: 10,780
(iv) Shared power to dispose or to direct the disposition of: 366,500
Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.
Item 8	Identification and Classification of Members of the Group.
Not applicable.
Item 9	Notice of Dissolution of Group.
Not applicable.
Item 10	Certification.
Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:   June 11, 2001

Bedrock Management, L.P.

By:	Bedrock GP, Inc. Its General Partner

By: JAMES F. GALLIVAN, JR. _________________________ James F. Gallivan, Jr. President
James C. Smith
By:	JAMES C. SMITH _______________________________ James C. Smith
James F. Gallivan, Jr.
By:	JAMES F. GALLIVAN, JR. _______________________________ James F. Gallivan, Jr.